Mail Stop 3561

            							August 11, 2006

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina  29732

Re:  	ESE Corporation
      Amendment No. 3 to Registration Statement on
      Form SB-2
      Filed July 14, 2006
      File No. 333-128110

Dear Mr. Armstrong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment one from our letter of
April 27, 2006 and we reissue in part our prior comment. Please note that Rule 419 would be applicable to start-up companies issuing penny stock that have no specific business plan or purpose or have indicated that their business plan is to engage in a merger or acquisition with an unidentified company or companies. Please affirmatively state in the prospectus whether the company intends to engage in a merger or acquisition. Further, we note in your letter of July 13, 2006, your statement that "Rule 419 applies to issuers, not selling shareholders." Please note that Rule 419 is applicable to registration statements involving selling shareholders. For further clarification, please feel free to give us a call at the telephone numbers listed at the end of this letter.
2. In regards to the lease agreement, please provide the following:
* Advise us why there are inconsistencies between the disclosure in the second paragraph under "Summary of Our Offering" on page five of the prospectus and the lease agreement regarding the length of the agreement. Also, explain why there are inconsistencies within "Section Two" and between "Section Two" and "Section Three of the lease agreement." In addition, if applicable, amend the disclosure which we have referenced on page five of the prospectus. Finally, file an amended lease agreement which resolves the inconsistencies.
* Disclose in the prospectus how the rent was determined and state whether it is comparable to terms set in an arms length transaction.
* Briefly disclose the breach and remedies information in "Sections
Eighteen" and "Section Nineteen" of the lease agreement. In addition, discuss whether or not you are, or have been, subject to the remedies because of non-compliance with the lease agreement. If yes, discuss whether the lessor has taken any action against the company or has agreed, orally or in writing, to forego the remedies provided to her by the lease. If there is an agreement in writing, please file it as an exhibit. In addition, describe in the prospectus any liability insurance you have acquired to comply with the lease.
3. Please file another copy of the original lease agreement that you have filed as Exhibit 10.2 that shows that the agreement, as presently dated, was signed, if true. The copy that you have filed does not indicate that the original agreement was signed. If, in fact, the agreement was not signed, please advise us. Please file this copy in addition to any amended lease agreement that you file.

Summary of Our Offering, page 5
4. We note the statement that "[w]e have not opened to the public for
business yet, and do not anticipate opening for business until we raise more money or our officers loan us more money." Please clarify and reconcile the statement with the disclosure on page 20 that "[o]ur officers and director have agreed to loan the necessary funds to us in order for us to open our shop.... Right now, our officers and directors have agreed to loan us money until our shop is open. Until the shop is open, we have no plans to raise additional capital from unaffiliated third parties."

Selected financial data, page 6
5. Under the "Balance Sheet," please include the amount of cash.

Risk Factors, page 6
6. In risk factor two we note the statement "[a]s of the date of this
prospectus, in order to operate for a year, we will have to raise additional funds through the sale of stock or through loans." Please reconcile this statement with the disclosure on page 19 that
"[o]ur
officers and directors have committed to loan us money to complete our refurbishing project and open to the public.... Further, our officers and directors have committed to loaning us money to operate for three months after the shop is open. After three months, we believe the shop will be self sufficient."
7. In risk factor three, we note the disclosure that the company "may have to hire qualified personnel." Please discuss whether the four part-time employees that the company intends to hire will be qualified personnel for purposes such as buying and selling coffee related products.
8. In risk factor four include the following about the long-term and short-term notes, if true: the notes will be to your officers and directors during the next couple of months; the terms have yet to be determined and, in order to be able to advance the money, the directors and officers must maintain their current employment.
9. Please revise the heading in risk factor number nine to briefly describe the risk you have disclosed in the body of the risk factor.

Plan of Distribution, page 10
10. Please clarify what comprises the $35,000 in expenses. State whether the amounts of $25,000 in attorney`s fees and $12,475 in auditing fees that the company has paid are included in the $35,000.
Also, please disclose how loaning the company the money to pay the offering costs will affect the ability of the officers and directors to fund the company`s plan of operation.
11. The fourth paragraph states the offering costs will be $35,000.
The eighth paragraph states that you have paid $40,000 to date. Please resolve this apparent inconsistency.





Business, page 13

Government Regulation, page 16
12. Please explain whether the fee for the license is $200 per month
or $200 for the entire 12 month period. Please reconcile this disclosure with amount in the list of estimated expenses on page 19 that discloses the amount to be $200 per month for the license.

Management`s Discussion and Analysis of Financial Condition or
Plan
of Operation

Plan of Operation, page 17
13. In the third paragraph of this section, please clarify the meaning of the following statement: "We undertook to register the selling shareholder`s common stock in order to induce them to purchase our common stock."
14. Please describe in detail the expenses and the amounts of each expense that make up the cost of $13,800 to open the shop.
15. We note the disclosure on page 18 and in milestone 2 that the estimated cost of the four employees is $2,400. Please reconcile this amount with the amount in the list of monthly expenses on page
19 in which salaries are expected to be $2,668.
16. Please reconcile the monthly lease costs of $1,500 for equipment in the store on page 18 with the amount in the list of monthly expenses on page 19 in which rent for shop and equipment is expected to be $50.
17. We note the statement in milestone one on page 19 that "[e]stablishing our coffee shop offices will take 90 to 120 days form the date of this prospectus." Please clarify when the coffee shop will open for business.
18. In milestone one, please reconcile the cost of $3,600 to equip the coffee shop and acquire initial inventory of coffee with the disclosure on page 18.
19. We note the statement on page 19 that "[o]ur officers and directors have committed to loan us money to complete our refurbishing project and open to the public." In light of this disclosure, please explain the next statement on page 19 that "[i]f they become unwilling or unable to loan us money to open and operate, we will have to seek funds from loans from others or through a second private placement." Also revise accordingly similar disclosure on page 20. Please clarify throughout the prospectus whether officers and directors have agreed to loan the company the necessary funds to open the coffee shop and to operate for three months after the shop is open or longer period.
20. In the list of monthly expenses on page 19, please explain inventory and stock.

Liquidity and Capital Resources, page 20

21. Please itemize the expenses covered by the proceeds of your private placement, as we requested in comment number sixteen of our letter dated April 27, 2006.

Results of Operations, page 21

22. Please provide the approximate dollar amount you have spent on each category you have listed in this section.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

       				Sincerely,


      John Reynolds
      Assistant Director
cc:   Conrad Lysiak, Esq.
        Fax: (509) 747-1770
Christopher M. Armstrong
ESE Corporation
August 11, 2006
Page 5